FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For the month of July

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                 DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.


21 July, 2005


         WATERFORD WEDGWOOD PLC ('Waterford Wedgwood' or 'the Company')

RIGHTS ISSUE - SIR ANTHONY O'REILLY AND MR PETER JOHN GOULANDRIS INCREASE SHAREHOLDING TO 51.35%

Waterford Wedgwood announces that the 7 for 11 Rights Issue of 1,691,857,115 Rights Issue Units at EUR 0.06 per unit to raise approximately EUR 101 million gross of expenses, closed at 11.00 a.m. on 18 July, 2005. Details of the Rights Issue were contained in the Listing Particulars dated 27 June, 2005. The Company received valid acceptances in respect of 528,540,678 Rights Issue Units from Qualifying Stockholders, representing an aggregate take-up of approximately
31.24 per cent of the total number of Rights Issue Units offered. Birchfield Holdings Limited (a company owned and controlled by Sir Anthony O'Reilly and Mr. Peter John Goulandris, the Chairman and Deputy Chairman respectively) which underwrote 100% of the Rights Issue is subscribing for the balance of 1,163,316,437 Rights Issue Units in accordance with the terms of the Underwriting Agreement. Therefore, following the Rights Issue the aggregate holdings of Stock Units by entities beneficially owned and controlled by Sir Anthony O'Reilly and/or Mr. Peter John Goulandris stands at 51.35%. The number of Stock Units in issue following the completion of the Rights Issue will be 4,350,489,725.

Redmond O'Donoghue, Chief Executive of Waterford Wedgwood said: "We are pleased to have the resources to fund the important restructuring programme which we detailed on 4 May. Our Chairman and Deputy Chairman have once again demonstrated their commitment to this Company."

This announcement should be read in conjunction with the Listing Particulars dated 27 June, 2005. Terms defined in the Listing Particulars have the same meaning in this announcement.

Enquiries:

Davy + 353 1 679 6363
Hugh McCutcheon
Stephen Barry

Powerscourt (UK/International media) +44 207 236 5615
Rory Godson +44 7909 926 020

Dennehy Associates (Ireland) +353 1 676 4733
Michael Dennehy +353 87 2556923

Davy, which is regulated in Ireland by the Financial Regulator, is acting for Waterford Wedgwood and Waterford Wedgwood U.K. plc and no one else in connection with the Rights Issue and Admission and will not be responsible to anyone other than Waterford Wedgwood and Waterford Wedgwood U.K. plc for providing the protections afforded to its customers or for providing advice in relation to the Rights Issue and Admission.

This announcement does not constitute, or form part of, an offer of, or the solicitation of any offer, to subscribe for or buy any of the Rights Issue Units to be issued or sold in connection with the Rights Issue. Offers should be made only on the basis of the information contained in the Listing Particulars issued in connection with the Rights Issue and any supplements thereto. The Listing Particulars contain detailed information about the Rights Issue, Waterford Wedgwood and its management, as well as financial information.

The offer of the Rights Issue Units in certain jurisdictions may be restricted by law and therefore potential investors should inform themselves about and observe any such restrictions. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'U.S. Securities Act') and may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. This announcement and the information contained herein is not for release, publication or distribution in or into the United States, Canada, Australia or Japan.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 21 July 2005